Mail Stop 3561

September 19, 2007

James H. Watson, Jr.
President
N8 Concepts, Inc.
1869 W. Littleton Blvd.
Littleton, Colorado 80120

> **Re:** **N8 Concepts, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 23, 2007**
> **File No. 333-145659**

Dear Mr.Watson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that at least two of your selling shareholders, Mr. Kirk Eberl and Mr. Steve Rich, appear as selling shareholders in the 1933 Act registration statement filed by In Veritas Medical Diagnostics. We also note that Mr. Eberl and another of your selling shareholders, Mr. Michael Swinyard, appear as selling shareholders in the 1933 Act registration statement filed by Technoconcepts, of which Mr. Watson was a director. Further, we note that Messrs. Eberl, Rich and Watson appear as selling shareholders in the 1933 Act registration statement filed by Procera Networks. In Veritas Medical Diagnostics, Technoconcepts and Procera Networks engaged in mergers shortly after effectiveness of their registration statements. In light of this track record, please explain supplementally, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to

comply with Rule 419. Further, identify any other parties that are common to you and the other companies and explain why those parties are not considered promoters and control persons of you.

Prospectus Cover Page/Selling Shareholders, page 11

2. You state that those selling shareholders who are officers, directors or 10% or greater shareholders are deemed to be affiliates of the company and are deemed to be "underwriters" under the rules and regulations of the SEC. It is unclear why you state this as your disclosure on page 18 under "Security Ownership of Certain Beneficial Owners and Management" does not indicate that any of selling shareholders are officers, directors or 10% or greater shareholders. Please advise or revise to remove any indication that the selling shareholders are affiliates.

3. In the first paragraph, you indicate that "the selling shareholders will sell their shares at $0.075 per share or at privately negotiated prices." Please remove your reference to "or at privately negotiated prices" as this reference is inappropriate considering they must sell at a fixed price until a market for the company's securities develops. Please similarly remove your reference to "initial" offering price on page 11 under "Shares Offered by Us" as this would suggest that the price of the common stock may change.

Security Ownership of Certain Beneficial Owners and Management, page 18

4. Please revise your table to complete the last column, which we presume will contain the same percentages as the prior column considering these persons are not offering shares for resale.

Signatures

5. Please revise the signature page to be compliant with the requirements of Form SB-2. Please revise to clearly indicate that (1) Mr. Watson is signing on behalf of N8 Concepts, Inc. and (2) include the required signatures including the caption relating to the signing of the registration statement. Following that caption, the registration statement is to be signed by its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least the majority of the board of directors or persons performing similar functions. See the Signatures section including the instructions of Form SB-2.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Anita Karu, Attorney-Adviser at (202) 551-3240, Mara Ransom, Legal Branch Chief at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeffrey A. Bartholomew, Esq.
Robinson Waters & O'Dorisio, P.C.
Fax: (303) 297-2750